                                             As Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 033-62166

PROSPECTUS  SUPPLEMENT
(TO PROSPECTUS DATED JULY 27, 1993)

                                  $100,000,000
                                   SONAT INC.

                         7% NOTES DUE FEBRUARY 1, 2018
                                   ---------

    Interest on the 7% Notes due February 1, 2018 (the "Notes") is payable semiannually on February 1 and August 1 of each year, commencing August 1, 1998. The Notes will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments (as defined herein) thereon, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined herein) plus twenty basis points, plus in each case accrued interest on the principal amount being redeemed to the date of redemption.

    The Notes do not provide for any sinking fund. The Notes will be represented by one or more global Notes registered in the name of the nominee of The Depository Trust Company. Beneficial interests in the global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued. See "Description of Notes".

                                ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             UNDERWRITING
                PRICE TO     DISCOUNTS AND    PROCEEDS TO
                PUBLIC(1)   COMMISSIONS(2)   COMPANY(1)(3)
Per Note         99.787%         .875%          98.912%
Total          $99,787,000     $875,000       $98,912,000

    (1) Plus accrued interest, if any, from February 3, 1998.

    (2) For information regarding indemnification of the Underwriters, see "Underwriting".

    (3) Before deducting expenses payable by the Company, estimated to be $50,000.

                               ------------------

    The Notes are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that the Notes will be made available through the facilities of DTC on or about February 3, 1998 against payment therefor in immediately available funds.

                                ----------------

SALOMON SMITH BARNEY

               CREDIT SUISSE FIRST BOSTON

                              DONALDSON, LUFKIN & JENRETTE
                                    SECURITIES CORPORATION

                                              J.P. MORGAN & CO.

January 29, 1998

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH NOTES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THIS OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                                 --------------

                                  THE COMPANY

    Sonat Inc. (the "Company" or "Sonat"), a Delaware corporation organized in 1973, is a diversified energy holding company. It is engaged through Sonat Exploration Company ("Exploration") in domestic oil and natural gas exploration and production, through Southern Natural Gas Company ("Southern") and Citrus Corp. ("Citrus") in the interstate transmission and storage of natural gas, and through Sonat Energy Services Company ("Energy Services") in natural gas and electric power marketing. The Company disposed of its remaining shares of Sonat Offshore Drilling Inc., a former subsidiary referred to in the accompanying Prospectus, in 1995.

    Exploration, which is an independent oil and gas producer, operates primarily in Texas, Oklahoma, Louisiana, Arkansas, and the Gulf of Mexico. Oil and gas exploration and production activities contributed approximately 47 percent of Sonat's consolidated operating income for 1996.

    Southern is a major transporter of natural gas to the southeastern United States. Its natural gas pipeline system extends primarily from gas producing areas of Texas and Louisiana, both onshore and offshore, to markets in a seven-state area of the Southeast. Sonat and Enron Corp., an unaffiliated company, each owns a one-half interest in Citrus, a holding company that owns 100 percent of Florida Gas Transmission Company ("Florida Gas"). Florida Gas is an interstate natural gas pipeline that serves electric generation, resale and industrial markets in Florida. Natural gas transmission operations, excluding Citrus, contributed approximately 49 percent of Sonat's consolidated operating income for 1996. Sonat's share of Citrus' earnings is reflected in Equity in Earnings of Unconsolidated Affiliates.

    Energy Services's largest subsidiary, Sonat Marketing Company L.P. ("Marketing"), sells natural gas throughout much of the United States. Marketing is 65-percent owned by a subsidiary of Energy Services, with the remaining interest owned by a subsidiary of AGL Resources, Inc., an unaffiliated company ("AGL Resources"). At year-end 1996, Marketing was one of the ten largest natural gas marketers in the United States. Energy Services owns 65 percent of Sonat Power Marketing L.P. ("Power Marketing"), which markets electric power throughout much of the United States. AGL Resources owns the other 35 percent of Power Marketing. Energy Services's marketing activities contributed approximately three percent of Sonat's consolidated operating income for 1996 (which is prior to deduction of amounts attributable to the minority interests).

PROPOSED ACQUISITION OF ZILKHA ENERGY COMPANY

    Sonat entered into an Agreement and Plan of Merger, dated as of November 22, 1997 (the "Merger Agreement"), with Zilkha Energy Company ("Zilkha"), pursuant to which a wholly-owned subsidiary of Sonat will be merged (the "Merger") into Zilkha in a share-for-share exchange. The terms of the Merger Agreement provide for Sonat to issue an aggregate number of shares of its common stock having a value of approximately $1.04 billion, based upon the average closing price of such shares on the New York Stock Exchange for a specified period prior to the consummation of the Merger; provided that, for the purposes of such calculation, the average closing price shall not be more than $51 per share or, unless Sonat otherwise agrees, less than $39 per share. After giving effect to the debt and other obligations of Zilkha that will be obligations of the surviving company in the Merger, the total consideration will be approximately $1.3 billion. Sonat intends to repay substantially all of such debt and obligations promptly after the effectiveness of the Merger. See "Use of Proceeds". The Merger is expected to be consummated on

January 30, 1998, subject to the approval of the Company's shareholders at a meeting scheduled for that date and the satisfaction of the other conditions set forth in the Merger Agreement.

    Zilkha is a privately-owned oil and gas exploration, development and production company operating primarily offshore in the Gulf of Mexico. Zilkha has an ownership interest in approximately 490 state and federal lease blocks, of which approximately 340 lease blocks (covering approximately 1.4 million net acres) are undeveloped. Zilkha has a contractual interest (with rights to drill to earn) in approximately 200,000 additional undeveloped acres. It also has licensed or contracted to license 3-D seismic data covering approximately 6,100 lease blocks in both shallow and deep water areas of the Gulf of Mexico.

REVOLVING CREDIT AGREEMENT

    On January 26, 1998, Sonat entered into a new revolving credit agreement with a group of banks providing for borrowings of up to $700 million from time to time within 364 days of the effectiveness of such agreement. In connection with this new agreement, the Company intends to terminate existing lines of credit providing for up to $200 million of borrowings.

1997 RESULTS OF OPERATIONS

    Sonat had net income of $175.9 million in 1997, or $201.3 million before giving effect to a third quarter write-down of $25.4 million relating to its Gulf of Mexico properties. This compares with net income of $201.2 million in 1996. For the fourth quarter of 1997, the Company's net income was $59.9 million, as compared with $67 million for the same period in 1996.

    Exploration's operating income for the fourth quarter of 1997 was $41 million compared with $65 million in the fourth quarter of 1996. Natural gas and oil production rose from 65 billion cubic feet of natural gas equivalent (Bcfe) to 67 Bcfe. The primary reasons for lower financial results in the fourth quarter of 1997 versus the 1996 fourth quarter were lower natural gas and oil prices and higher operating expenses. Realized natural gas prices declined from $2.57 per thousand cubic feet in the fourth quarter of 1996 to $2.32 in the 1997 period, while realized oil prices declined to $19.16 from $19.97 per barrel.

    Fourth quarter operating income in 1997 for the Company's natural gas transmission segment rose to $47 million from $45 million in the 1996 period, principally due to lower general and administrative expenses. Southern's market-area throughput rose to 172 billion cubic feet (Bcf) in the 1997 period from 169 Bcf last year, while production-area throughput rose to 107 Bcf from 73 Bcf. Fourth quarter equity in earnings of Citrus rose from $6 million to $10 million in the 1997 period, primarily due to the restructuring of Sonat and Enron Corp.'s marketing arrangements with Citrus Trading Company. Throughput on the Florida Gas system rose from 104 Bcf to 107 Bcf in the 1997 period.

    Fourth quarter financial results in 1997 for Energy Services were up from 1996's levels, as operating income rose to $9 million in 1997 from a loss of $1 million in the previous year. The principal reason for the increase was the recognition of mark-to-market income from a new long-term natural gas sales contract. Marketing's natural gas sales volumes in the 1997 quarter rose 22 percent compared to the 1996 period, and trading margins were higher. At year end, its sales volumes reached 4.2 Bcf per day, up from 3.3 Bcf per day at the beginning of the year. Power Marketing increased its sales volumes to 2.1 million megawatt hours in the 1997 quarter from 1.3 million megawatt hours in the fourth quarter of 1996.

                                USE OF PROCEEDS

    The net proceeds from the sale of the Notes will be used for general corporate purposes of the Company, including working capital and repayment of debt. The Company expects that substantially all of such net proceeds will be utilized to repay commercial paper borrowings that mature on February 3, 1998, approximately $36.2 million of which bears interest at a rate per annum of 5.74% and the balance of which is expected to be borrowed after the date of this Prospectus Supplement.

                 RATIOS OF EARNINGS FROM CONTINUING OPERATIONS
                                TO FIXED CHARGES

                                                                     NINE MONTHS
                                                                        ENDED
                                                                    SEPTEMBER 30,          YEARS ENDED DECEMBER 31,
                                                                  -----------------  -------------------------------------
                                                                        1997            1996         1995         1994
                                                                  -----------------     -----        -----        -----
Total Enterprise................................................            2.5             2.9          2.7          2.2


                                                                     1993         1992
                                                                     -----        -----
Total Enterprise................................................         3.8          1.8

    For the purpose of calculating the ratios of earnings from continuing operations to fixed charges, earnings is defined as the sum of net income, fixed charges (net of interest capitalized) and taxes based on income. Fixed charges is defined as gross interest on debt, including interest on amounts subject to refund, amortization of debt discount and expense and one-third of rental expense, which is considered representative of the interest factor. The ratios also include the Company's share of the earnings and fixed charges of continuing joint ventures.

                              DESCRIPTION OF NOTES

    THE FOLLOWING DESCRIPTION OF THE TERMS OF THE NOTES OFFERED HEREBY (REFERRED TO IN THE ACCOMPANYING PROSPECTUS AS THE "OFFERED DEBT SECURITIES") SUPPLEMENTS, AND TO THE EXTENT INCONSISTENT THEREWITH REPLACES, INSOFAR AS SUCH DESCRIPTION RELATES TO THE NOTES, THE DESCRIPTION OF THE OFFERED DEBT SECURITIES SET FORTH IN THE ACCOMPANYING PROSPECTUS, TO WHICH DESCRIPTION REFERENCE IS HEREBY MADE.

GENERAL

    The Notes are to be issued under an Indenture, dated as of June 1, 1986, between the Company and The Chase Manhattan Bank (formerly Chemical Bank, successor by merger to Manufacturers Hanover Trust Company), as Trustee (the "Trustee"), as supplemented by the First Supplemental Indenture, dated as of June 1, 1995, between the Company and the Trustee.

    The Notes will be limited to $100,000,000 aggregate principal amount and will mature on February 1, 2018. The Notes will bear interest at the rate of 7% per annum from February 3, 1998, or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually on February 1 and August 1 of each year, commencing August 1, 1998, to the person in whose name a Note (or any predecessor Note) is registered at the close of business on the January 15 or July 15, as the case may be, next preceding such Interest Payment Date.

    The Notes will not be entitled to the benefit of any sinking fund.

    The Notes are subject to defeasance and covenant defeasance as described under "Description of Debt Securities -- Defeasance and Covenant Defeasance" in the accompanying Prospectus. As more fully discussed therein, it is likely that a defeasance of the Notes by the Company would result in a taxable event to the holders of the Notes under current Federal income tax law.

OPTIONAL REDEMPTION

    The Notes will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments (as hereinafter defined) thereon, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus twenty basis points, plus in either case accrued interest on the principal amount being redeemed to the redemption date.

    "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

    "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

    "Comparable Treasury Price" means, with respect to any redemption date, (i) the arithmetic average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, the arithmetic average of the Reference Treasury Dealer Quotations for such redemption date. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the arithmetic average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer by 5:00 p.m. on the third business day preceding such redemption date.

    "Reference Treasury Dealer" means each of Salomon Brothers Inc, Credit Suisse First Boston Corporation, Donaldson, Lufkin & Jenrette Securities Corporation and J.P. Morgan Securities Inc. and their respective successors; PROVIDED, HOWEVER, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

    "Remaining Scheduled Payments" means, with respect to any Note, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; PROVIDED, HOWEVER, that, if such redemption date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

    Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Notes to be redeemed.

    Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.

BOOK-ENTRY SYSTEM

    The Notes will be issued in the form of one or more fully registered global notes (collectively, the "Global Notes"), which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary") and registered in the name of the Depositary's nominee. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary.

    The Depositary has advised the Company as follows: The Depositary is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Depositary was created to hold securities of institutions that have accounts with the Depositary or its nominee ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The Depositary agrees with and represents to its participants that it will administer its book-entry system in accordance with its rules and bylaws and requirements of law.

    Upon the issuance of the Global Notes, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Notes represented by such Global Notes to the accounts of participants. The accounts to be credited shall be designated by the Underwriters. Ownership of beneficial interests in the Global Notes will be limited to participants or persons that may hold interests through participants. Ownership of interests in the Global Notes will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) and such participants (with respect to the owners of beneficial interest in the Global Notes through such participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer beneficial interests in the Global Notes.

    So long as the Depositary, or its nominee, is the registered holder and owner of the Global Notes, the Depositary or such nominee, as the case may be, will be considered the sole owner and holder of the related Notes for all purposes of such Notes and for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in the Global Notes will not be entitled to have the Notes represented by such Global Notes registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes in definitive form and will not be considered to be the owners or holders of any Notes under the Indenture or the Global Notes. Accordingly, each person owning a beneficial interest in the Global Notes must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of Notes under the Indenture or the Global Notes. The Company understands that under existing industry practice, in the event the Company requests any action of holders of Notes or an owner of a beneficial interest in the Global Notes desires to take any action that the Depositary, as the holder of the Global Notes, is entitled to take, the Depositary would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

    Payment of principal (and premium, if any) and interest on Notes represented by the Global Notes registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of the Global Notes.

    The Company expects that the Depositary, upon receipt of any payment of principal or interest in respect of the Global Notes, will credit immediately participants' accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of the Depositary. The Company also expects that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants. None of the Company, the Trustee or any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Notes for any Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its participants or the relationship between such participants and the owners of beneficial interests in the Global Notes owning through such participants.

    Unless and until they are exchanged in whole or in part for certificated Notes in definitive form, the Global Notes may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary.

    The Notes represented by the Global Notes are exchangeable for certificated Notes in definitive registered form of like tenor as such Notes in denominations of $1,000 and in any greater amount that is an integral multiple thereof if (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for the Global Notes or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act, (ii) the Company in its discretion at any time determines not to have all of the Notes represented by the Global Notes and notifies the Trustee thereof or (iii) an Event of Default with respect to the Notes represented by such Global Notes has occurred and is continuing. Any Notes that are exchangeable pursuant to the preceding sentence are exchangeable for certificated Notes issuable in authorized denominations and registered in such names as the Depositary shall direct. Subject to the foregoing, the Global Notes are not exchangeable except for a Global Note or Global Notes of the same aggregate denominations to be registered in the name of the Depositary or its nominee.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                                            PRINCIPAL
                                                                                              AMOUNT
                                      UNDERWRITER                                            OF NOTES
----------------------------------------------------------------------------------------  --------------
Salomon Brothers Inc....................................................................  $   25,000,000
Credit Suisse First Boston Corporation..................................................      25,000,000
Donaldson, Lufkin & Jenrette Securities Corporation.....................................      25,000,000
J.P. Morgan Securities Inc..............................................................      25,000,000
                                                                                          --------------
    Total...............................................................................  $  100,000,000
                                                                                          --------------
                                                                                          --------------

    Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all the Notes, if any are taken.

    The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such price less a concession of 0.50% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.25% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

    The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Notes, but they are under no obligation to do so and such market making may be terminated at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

    In the ordinary course of their respective businesses, each of the Underwriters and their affiliates have provided, and may in the future provide, investment banking and/or commercial banking services for the Company and its affiliates.

    In connection with the offering of the Notes, the Underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes; and syndicate short positions involve the sale by the Underwriters of a greater number of Notes than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Notes sold in the offering for their account may be reclaimed by the syndicate if such Notes are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

                             VALIDITY OF THE NOTES

    The validity of the Notes will be passed upon for the Company by Hughes Hubbard & Reed LLP, and for the Underwriters by Sullivan & Cromwell, New York, New York. L. Edwin Smart, Counsel to Hughes Hubbard & Reed LLP, has retired as a director of the Company.

                                    EXPERTS

    The consolidated financial statements of Sonat Inc. and subsidiaries appearing in Sonat's Annual Report (Form 10-K) for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated in the Prospectus by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company incorporates herein by reference its Annual Report on Form 10-K for the year ended December 31, 1996, its Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1997 and its Current Reports on Form 8-K dated September 25 and November 22, 1997 and January 22, 1998 filed under the Exchange Act with the Securities and Exchange Commission (the "Commission").

    Reference is made to the information under "Incorporation of Certain Documents by Reference" in the accompanying Prospectus. All documents filed under the Exchange Act with the Commission prior to January 1, 1997 and incorporated by reference in the Prospectus have been superseded by the above-listed documents and shall not be deemed to constitute a part of the Prospectus or this Prospectus Supplement.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON, OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                                   ---------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                    PAGE
                                                    -----
The Company....................................         S-2
Use of Proceeds................................         S-3
Ratios of Earnings from Continuing Operations
 to Fixed Charges..............................         S-4
Description of Notes...........................         S-4
Underwriting...................................         S-7
Validity of the Notes..........................         S-8
Experts........................................         S-8
Incorporation of Certain Documents by
 Reference.....................................         S-8

                         PROSPECTUS

Available Information..........................           2
Incorporation of Certain Documents by
 Reference.....................................           2
The Company....................................           3
Use of Proceeds................................           3
Capital Expenditure Budget.....................           3
Ratios of Earnings from Continuing Operations
 to Fixed Charges..............................           4
Description of Debt Securities.................           4
Plan of Distribution...........................           8
Legal Opinions.................................           9
Experts........................................           9

                                  $100,000,000
                                   SONAT INC.

                                    7% NOTES
                              DUE FEBRUARY 1, 2018

                                   ---------

                    P R O S P E C T U S  S U P P L E M E N T

                                JANUARY 29, 1998

                                   ---------

                              SALOMON SMITH BARNEY
                           CREDIT SUISSE FIRST BOSTON
                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                               J.P. MORGAN & CO.

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